Pain Therapeutics, Inc.

January 28, 2019

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:Donald E. Field

Re:Pain Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
Originally Filed December 18, 2018

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (the “Securities Act”), to 4:00pm, Eastern time, on January 30, 2019 or as soon thereafter as possible.

The Company hereby acknowledges its responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call Michael J. O’Donnell of Morrison & Foerster LLP, special counsel to the Company, at  (650) 813-5977 as soon as the Registration Statement has been declared effective.

Very truly yours,

PAIN THERAPEUTICS, INC.

By: /s/ Remi  Barbier

Name: Remi Barbier

Its: President and Chief Executive  Officer